Certificate of Qualifications

I, Grant Bryan Bosworth, P.Eng., do hereby certify that:

1.

At the time of the preparation of the technical report titled Updated Preliminary Assessment of the El Boleo Copper Cobalt Project, (the “Technical Report”) dated January 2007, I was employed as Project Manager and that I am employed by and carried out this assignment for:

Wardrop Engineering Inc.

#800 – 555 West Hastings Street

Vancouver, B.C., Canada, V6B 1M1

2.

I graduated with a degree in B. Sc. (Mineral Engineering) from the University of Alberta in 1981.

3.

I am a registered Professional Engineer in the Province of British Columbia and the Province of Alberta.

4.

I have worked in engineering, construction management and project management in the minerals industry for 25 years.

5.

I have read the definition of  “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.

I am responsible for certain inputs to the technical report titled Updated Preliminary Assessment of the El Boleo Copper Cobalt Project, (the “Technical Report”) dated January 2007 relating to the Property, specifically the plant capital cost projections and certain surface infrastructure costs. I have visited the Property on one occasion in August 2006.

7.

I have had an involvement in the Property since March 2006.  The nature of this involvement includes managing sundry engineering services to the feasibility study as a sub-consultant to Bateman Engineering Canada Corp.

8.

I have not had prior involvement with the property that is the subject of the Feasibility.

9.

I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

10.

I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 42-101.

11.

I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

12.

I consent to the filing of the Feasibility with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Feasibility.

Dated 2 February, 2007

Signature of Qualified Person

/s/ Grant Bryan Bosworth

Grant Bryan Bosworth, P.Eng.

Print name of Qualified Person